UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Commission File: 333-06552

TEMBEC REPORTS FINANCIAL RESULTS FOR ITS FIRST QUARTER
ENDED DECEMBER 25, 2004

TEMBEC INC.

(Translation of registrant's name into English)

800, Rene-Levesque Boulevard West, Suite 1050
Montreal, Quebec H3B lX9
 (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                           Form 20-F ______          Form 40-F    X

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101 (b)(1): _____
Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper of a paper as permitted by Regulation S-T Rule 101 (b) (7): _____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes _____          No    X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    82-________

TEMBEC INC.

Filed in this Form 6-K

Documents index

  Press Release dated January 20, 2005;

  Management's Discussion and Analysis for the quarter ended December 25, 2004

  Consolidated Financial Statements

  Certifications pursuant to Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings

                                                                                                                   _________________________

Tembec Inc.
C.P. 5000
Témiscaming (Québec) Canada
J0Z 3R0

PRESS RELEASE

Source:         Tembec Inc.

Contacts:	Michel J. Dumas Executive Vice President, Finance and CFO Tel.: (819) 627-4268 E-mail: michel.dumas@tembec.com	Pierre Brien Corporate Manager, VP. Communications & Public Affairs Tel.: (819) 627-4387 E-mail: pierre.brien@tembec.com

TEMBEC REPORTS FINANCIAL RESULTS FOR ITS FIRST QUARTER
ENDED DECEMBER 25, 2004

Montreal, January 20, 2005: Consolidated sales for the first quarter ended December 25, 2004 were $888.8 million, up from $766.3 million in the comparable period last year. The Company generated a net loss of $0.7 million or $0.01 per share compared to net earnings of $52.1 million or $0.61 per share in the corresponding quarter ended December 27, 2003, and net earnings of $90.7 million or $1.06 per share in the previous quarter. Earnings before interest and financing charges, taxes, depreciation, amortization and other non-operating expenses (EBITDA) was negative $14.2 million as compared to negative EBITDA of $9.8 million a year ago and EBITDA of $84.6 million in the prior quarter. Cash flow from operating activities before changes in non-cash working capital balances less capital expenditures was negative $54.1 million as compared to $104.8 million generated a year ago and negative $24.6 million in the previous quarter.

The December 2004 quarterly financial results include an after-tax gain of $45.7 million or $0.53 a share on the translation of its US $ denominated debt. After adjusting for this item and certain specific items, the Company would have generated a net loss of $73.9 million or $0.86 per share. This compares to a net loss of $60.7 million or $0.70 per share in the corresponding quarter ended December 27, 2003 and a net loss of $20.0 million or $0.22 per share in the previous quarter. The impact of foreign exchange and certain specific items on the Company's financial results is discussed further in the Management Discussion and Analysis (MD&A) of its financial results.

Business Segment Results

The Forest Products segment generated EBITDA of $21.4 million on sales of $331.3 million. This compares to EBITDA of $60.1 million on sales of $415.2 million in the prior quarter. Lower shipments and selling prices of SPF lumber and OSB accounted for the majority of the $83.9 million decline in sales. US $ reference prices for random lumber declined by approximately US $97 per mfbm while stud lumber declined by US $62 per mfbm. The stronger Canadian $, which averaged approximately 7% higher versus the US $ also negatively impacted the Company's realized selling prices. The net effect was a reduction in EBITDA of $35.9 million or $96 per mfbm. Lower selling prices for OSB reduced EBITDA by a further $6.5 million. The margins in Forest Products continued to be subject to lumber export duties. During the quarter, countervailing and antidumping duties totaled $23.2 million compared to $35.7 million in the prior quarter. Since May 2002, the Company has incurred $244.1 million of duties, which remain subject to the resolution of the softwood lumber dispute.

The Pulp segment generated negative EBITDA of $37.1 million on sales of $347.4 million for the quarter ended December 2004 compared to EBITDA of $24.4 million on sales of $350.2 million in the September 2004 quarter. The $2.8 million decline in sales was due to lower selling prices offset by higher shipments. US $ reference prices for paper pulps were lower in the December quarter. The stronger Canadian $ also negatively impacted the realized selling prices. The net effect was a reduction in EBITDA of $45.8 million or $85 per tonne. The balance of the decline in EBITDA was attributable to production curtailments taken during the quarter, including relatively lengthy maintenance shutdowns at two of our mills in France. Total downtime in the quarter was 48,100 tonnes compared to 8,500 tonnes in the prior quarter.

The Paper segment generated negative EBITDA of $0.6 million on sales of $232.5 million. This compares to negative EBITDA of $2.6 million on sales of $244.1 million in the prior quarter. Sales declined by $11.6 million as a result of lower selling prices and lower shipments. Although US $ reference prices for newsprint, coated paper and bleached board all increased, it was not sufficient to offset the stronger Canadian $. The net effect was a reduction in EBITDA of $7.0 million or $26 per tonne. The lower revenues were offset by a cost decrease of $7.1 million relating to the St-Francisville, Louisiana paper mill. The decrease was due to the weaker US $ versus the Canadian $. This facility provides a significant natural hedge against the negative impact of a stronger Canadian $.

Outlook

The interim financial results reflect the significant decline in Forest Products and Pulp segment profitability. In the case of Forest Products, the reduction was anticipated based on the historical seasonality of the lumber business. The decline in pulp prices was more severe than anticipated. However, they have since largely recovered and we anticipate further increases as the year progresses. The stronger Canadian $ combined with lumber export duties continue to negatively impact our financial performance. As well, increases to other commodities, primarily energy, are leading to increased manufacturing costs. The Company is confident that these cost increases will lead to higher selling prices for its own products as demand improves. Until then, the Company is maintaining a defensive approach, including the restriction of capital expenditures. The Company is focused on controlling costs and maintaining liquidity.

Tembec is a leading integrated forest products company, well established in North America and France. With sales of approximately $4 billion and some 11,000 employees, it operates 50 market pulp, paper and wood product manufacturing units, and produces chemicals from by-products of its pulping process. Tembec markets its products worldwide and has sales offices in Canada, the United States, the United Kingdom, Switzerland, China, Korea, Japan, and Chile. The Company also manages 40 million acres of forest land in accordance with sustainable development principles and has committed to obtaining Forest Stewardship Council (FSC) certification for all forests under its care by the end of 2005. Tembec's Common Shares are listed on the Toronto Stock Exchange under the symbol TBC. More information on the Company, including Management's Discussion and Analysis of these interim financial results, can be obtained on the Tembec web site at www.tembec.com.

The above commentary contains statements that are forward-looking in nature. Such statements involve known and unknown risks and uncertainties that may cause the actual results of the Company to be materially different from those expressed or implied by such forward-looking statements. Such items include, among others: general economic and business conditions; product selling prices; raw material and operating costs; changes in foreign currency exchange rates and other factors referenced herein and in the Company's annual report.

Management's Discussion and Analysis
for the quarter ended December 25, 2004

The following interim Management Discussion and Analysis (MD&A) provides a review of the significant developments and issues that influenced Tembec's financial performance during its first quarter ended December 25, 2004. The MD&A should be read in conjunction with the interim consolidated financial statements for the period ended December 25, 2004 and the audited consolidated financial statements and annual MD&A for the fiscal year ended September 25, 2004, included in the Company's Annual Report. All references to quarterly or Company information relate to Tembec's fiscal quarters. "EBITDA" refers to earnings before interest, income taxes, depreciation and amortization and other non-operating expenses.

The interim MD&A contains statements that are forward-looking in nature. Such statements involve known and unknown risks and uncertainties that may cause Tembec's actual results to be materially different from those expressed or implied by such forward-looking statements. Such items include, among others: general economic and business conditions; product selling prices; raw material and operating costs; changes in foreign currency exchange rates and other factors referenced herein and in Tembec's continuous disclosure filings.
OVERVIEW

                                                                                                                Quarterly Results ($ millions)

Prior to the current quarter, the Company consisted of five reportable business segments: Forest Products, Pulp, Paper, Paperboard and Chemicals. Due to recent organizational and reporting changes, the Paper and Paperboard segments have been regrouped under Paper. Comparative figures for prior periods have been reclassified to conform with the new segment presentation.

During the quarter, the Company adopted retroactively with restatement the new recommendations of Section 3110 of the Canadian Institute of Chartered Accountants (CICA) with respect to asset retirement obligations. These recommendations require entities to record a liability at fair value, in the period in which a legal obligation associated with the retirement of an asset is incurred. The associated costs are capitalized as part of the carrying value of the related asset and depreciated over its remaining useful life. The liability is accreted using a credit adjusted risk free interest rate. For such assets, a liability will be initially recognized in the period in which sufficient information exists to estimate a range of possible settlement dates. For the Company, asset retirement obligations in connection with the adoption of Section 3110 were primarily related to landfill capping obligations. The adoption of Section 3110 reduced the prior year reported net earnings by $0.4 million.

DECEMBER 2004 QUARTER VS SEPTEMBER 2004 QUARTER

Sales declined $92.5 million over the prior quarter. Lower selling prices in Forest Products and Pulp accounted for the reduction. Both of these segments experienced lower US $ reference prices as well as being negatively impacted by a stronger Canadian $, which averaged US $ 0.818, an increase of approximately 7% over US $0.763 in the prior quarter.

The $98.8 million decline in EBITDA was attributable to the previously noted lower prices in the Forest Products and Pulp segments. Overall, costs were relatively unchanged from the prior quarter.

A more detailed review of items having impacted sales and EBITDA of each major business segment is outlined in a subsequent section of the MD&A. The following reviews the impact of non-EBITDA items on the financial performance of the Company.

Interest, foreign exchange and other

Interest on indebtedness declined by $2.0 million primarily as a result of the stronger Canadian $. Approximately 95% of the Company's term debt is US $ denominated.

Effective September 28, 2003, the Company applied the accounting treatment prescribed by EIC-128 of the Canadian Institute of Chartered Accountants (CICA) handbook with respect to the accounting treatment for derivative financial instruments that do not qualify for hedge accounting. Prior to the implementation of this guideline, gains and losses related to financial instruments, primarily foreign exchange contracts, were recognized on the maturity dates of the instruments. If derivative financial instruments were sold or traded prior to their stated maturity dates, the gains or losses were deferred and recognized on the statement of operations as per the original maturity dates. The old rules required disclosure of outstanding derivative financial instruments and their mark to market value in the notes to the financial statements, but the positions were not shown on the Company's balance sheet. The Company applied EIC-128 and the accounting guideline for discontinuing hedge accounting at the beginning of the fiscal 2004.

The following tables summarize the change in the unamortized deferred gain on foreign exchange contracts during the last two quarters:

The remaining deferred gain will be amortized in quarterly amounts as per the following:

Since the beginning of the prior fiscal year, the Company has shown the fair value of its derivative financial instruments on its balance sheet and the resulting gain or loss for the period has been reflected in its statement of operations. Derivative financial instruments relate primarily to foreign exchange contracts but also include commodity related instruments such as lumber futures and hedges for purchased waste fibre and energy.

During the December quarter, the Company recorded a gain of $17.4 million on its outstanding foreign exchange contracts as the relative value of the Canadian $ increased from US $0.784 to US $0.813. In the prior quarter, the Canadian $ had also increased from US $0.741 to US $0.784 and the Company had recorded a gain of $21.8 million. The Company received proceeds of $23.9 million relating to foreign exchange contracts in the December quarter as compared to $1.1 million disbursed in the September quarter. The Company had presold most of its scheduled September 2004 maturities in the June 2004 quarter.

The following tables summarize the change in the market value of derivative financial instruments during the last two quarters:

Based on the fair market value of foreign exchange contracts at the end of the quarter and their scheduled maturity dates, the following table summarizes anticipated proceeds by quarter:

During the December 2004 quarter, the Company realized a gain of $4.6 million on the sale of shares of a publicly traded company, Riverside Forest Products. The shares had been acquired in the September 2004 quarter and subsequently appreciated in value, the result of Riverside's acquisition by a third party.

Gain on translation of foreign debt

During the December 2004 quarter, the Company recorded a gain of $54.6 million on the translation of its US $ denominated debt as the relative value of the Canadian $ increased from US $0.784 to US $0.813. In the prior quarter, the Canadian $ had increased from US $0.741 to US $0.784, and the Company had recorded a gain of $90.4 million. The after-tax impact of the gain on translation of foreign denominated debt was $45.7 million or $0.53 per share as compared to the prior quarter after-tax gain of $75.8 million or $0.88 per share.

Unusual items

During the September 2004 quarter, the Company recorded a non-cash charge of $9.8 million relating to the write-down of a newsprint machine at the Kapuskasing, Ontario paper mill. The machine had been idle since February 2004 and based on the relatively difficult market conditions it was deemed unlikely that it would be restarted. The charge included the complete write-down of the machine's net book value and related spare parts. The after-tax impact of the unusual charge was $6.6 million or $0.08 per share.

During the December 2004 quarter, the Company recorded an unusual charge of $20.3 million relating to the restructuring of its Ontario sawmill operations. The amount includes a non-cash charge of $15.5 million relating to the reduction of the carrying value of the Kirkland Lake and Opasatika sawmills. Employee severance and other closure costs amounting to $4.8 million were also recorded. The disbursement of the latter amount should occur over the next several quarters. The after-tax effect of the unusual charge was $14.2 million or $0.17 per share.

Net earnings (loss)

The Company generated a net loss of $0.7 million or $0.01 per share compared to net earnings of $90.7 million or $1.06 per share in the prior quarter. As noted previously, the Company's financial results were impacted by certain specific items. The following table summarizes the impact of theses items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net earnings (loss) as determined by Canadian Generally Accepted Accounting Principles (GAAP).

DECEMBER 2004 QUARTER VS DECEMBER 2003 QUARTER

Sales increased by $122.5 million over the same quarter a year ago. Higher volume of shipments in Forest Products and Pulp generated a large portion of the increase. Average selling prices in our three largest business segments did not increase significantly despite higher US $ reference prices. Effective Canadian $ realizations were negatively impacted by the stronger Canadian $, which averaged US $0.818, an increase of approximately 8% over US $0.759 in the same quarter of the prior year.

The $4.4 million decline in EBITDA was driven primarily by the lower profitability of the Pulp segment which experienced lower prices and higher manufacturing costs. Improved prices in Forest Products provided a partial offset.

A more detailed review of items having impacted sales and EBITDA of each major business segment is outlined in a subsequent section of the MD&A. The following reviews the impact of non-EBITDA items on the financial performance of the Company.

Interest, foreign exchange and other

Interest on indebtedness declined by $2.5 million primarily as a result of the stronger Canadian $. Approximately 95% of the Company's term debt is US $ denominated.

Effective September 28, 2003, the Company applied the accounting treatment prescribed by EIC-128 of the CICA with respect to the accounting treatment for derivative financial instruments that do not qualify for hedge accounting. Prior to the implementation of this guideline, gains and losses related to financial instruments, primarily foreign exchange contracts, were recognized on the maturity dates of the instruments. If derivative financial instruments were sold or traded prior to their stated maturity dates, the gains or losses were deferred and recognized on the statement of operations as per the original maturity dates. The old rules required disclosure of outstanding derivative financial instruments and their mark to market value in the notes to the financial statements, but the positions were not shown on the Company's balance sheet. The Company applied EIC-128 and the accounting guideline for discontinuing hedge accounting at the beginning of the fiscal 2004.

The following table summarizes the change in the unamortized deferred gain on foreign exchange contracts during the December 2004 and 2003 quarters:

The remaining deferred gain will be amortized in quarterly amounts as per the following:

Since the beginning of the prior fiscal year, the Company has shown the fair value of its derivative financial instruments on its balance sheet and the resulting gain or loss for the period has been reflected in its statement of operations. Derivative financial instruments relate primarily to foreign exchange contracts but also include commodity related instruments such as lumber futures and hedges for purchased waste fibre and energy.

During the December 2004 quarter, the Company recorded a gain of $17.4 million on its outstanding foreign exchange contracts as the relative value of the Canadian $ increased from US $0.784 to US $0.813. In the prior year quarter, the Canadian $ had increased from US $0.739 to US $0.765 and the Company had recorded a gain of $59.1 million. The Company received proceeds of $23.9 million relating to foreign exchange contracts in the December 2004 quarter as compared to $152.2 million in the December 2003 quarter. In the prior year, the Company had disposed of a substantial portion of its US $ currency contracts to fund the acquisition of three sawmills.

The following tables summarize the change in the market value of derivative financial instruments during the December 2003 and 2004 quarters:

Based on the fair market value of foreign exchange contracts at the end of the quarter and their scheduled maturity dates, the following table summarizes anticipated proceeds by quarter:

During the December 2003 quarter, the Company realized a gain of $22.7 million on the sale of shares of a Canadian publicly traded company, Slocan Forest Products. The shares were acquired in 2002 and subsequently appreciated in value as the result of Slocan's acquisition by a third party.

During the December 2004 quarter, the Company realized a gain of $4.6 million on the sale of shares of a Canadian publicly traded company, Riverside Forest Products. The shares were acquired in the September 2004 quarter and subsequently appreciated in value as the result of Riverside's acquisition by a third party.

Gain on translation of foreign debt

During the December 2004 quarter, the Company recorded a gain of $54.6 million on the translation of its US $ denominated debt as the relative value of the Canadian $ increased from US $0.784 to US $0.813. In the comparable period a year ago, the Canadian $ had increased from US $0.739 to US $0.765, and the Company had recorded a gain of $55.0 million. The after-tax impact of the gain on translation of foreign denominated debt was $45.7 million or $0.53 per share as compared to the prior year after-tax gain of $46.1 million or $0.54 per share.

Unusual item

During the December 2004 quarter, the Company recorded an unusual charge of $20.3 million relating to the restructuring of its Ontario sawmill operations. The amount includes a non-cash charge of $15.5 million relating to the reduction of the carrying value of the Kirkland Lake and Opasatika sawmills. Employee severance and other closure costs amounting to $4.8 million were also recorded. The disbursement of the latter amount should occur over the next several quarters. The after-tax effect of the unusual charge was $14.2 million or $0.17 per share.

Net earnings (loss)

The Company generated a loss of $0.7 million or $0.01 per share compared to net earnings of $52.1 million or $0.61 per share in the corresponding quarter of the prior year. As noted previously, the Company's financial results were impacted by certain specific items. The following table summarizes the impact of these items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net earnings (loss) as determined by Canadian Generally Accepted Accounting Principle (GAAP).

FOREST PRODUCTS

                                                                                                                         Quarterly Results

December 2004 Quarter vs September 2004 Quarter

The Forest Products segment generated EBITDA of $21.4 million on sales of $331.3 million. This compares to EBITDA of $60.1 million on sales of $415.2 million in the prior quarter. Lower shipments and selling prices of SPF lumber and OSB accounted for the majority of the $83.9 million decline in sales. US $ reference prices for random lumber declined by approximately US $97 per mfbm while stud lumber declined by US $62 per mfbm. The stronger Canadian $, which averaged approximately 7% higher versus the US $ also negatively impacted the Company's realized selling prices. The net effect was a reduction in EBITDA of $35.9 million or $96 per mfbm. Lower selling prices for OSB reduced EBITDA by a further $6.5 million. The margins in Forest Products continued to be subject to lumber export duties. During the quarter, countervailing and antidumping duties totaled $23.2 million compared to $35.7 million in the prior quarter. Since May 2002, the Company has incurred $244.1 million of duties, which remain subject to the resolution of the softwood lumber dispute.

FOREST PRODUCTS

December 2004 Quarter vs December 2003 Quarter

The Forest Products segment generated EBITDA of $21.4 million on sales of $331.3 million. This compares to EBITDA of $4.9 million on sales of $272.2 million in the comparable quarter of the prior year. Sales of SPF lumber increased by $55.3 million as a result of higher volumes and selling prices. US $ reference prices for random lumber were up by approximately US $39 per mfbm, while the reference price for stud lumber improved by US $82 per mfbm. A portion of the increase was offset by a stronger Canadian $, which averaged approximately 8% higher versus the US $. As a result, the average selling price of SPF lumber increased by $66 per mfbm from the year ago quarter, increasing EBITDA by $24.1 million. The strength in SPF was partially offset by lower OSB prices which reduced EBITDA by $12.1 million. The margins in Forest Products were subject to higher lumber export duties. During the quarter, countervailing and antidumping duties totalled $23.2 million, up from $16.4 million incurred in the December 2003 quarter.

The following table summarizes duties expensed and remitted since May 2002.

PULP

                                                                                                                           Quarterly Results

December 2004 Quarter vs September 2004 Quarter

The Pulp segment generated negative EBITDA of $37.1 million on sales of $347.4 million for the quarter ended December 2004 compared to EBITDA of $24.4 million on sales of $350.2 million in the September 2004 quarter. The $2.8 million decline in sales was due to lower selling prices offset by higher shipments. US $ reference prices for paper pulps were lower in the December quarter. The stronger Canadian $, which averaged 7% higher versus the US $, also negatively impacted the Company's realized selling prices. The net effect was a reduction in EBITDA of $45.8 million or $85 per tonne. The balance of the decline in EBITDA was attributable to significant production curtailments taken during the quarter, including relatively lengthy maintenance shutdowns at two of our mills in France. Total downtime in the quarter was 48,100 tonnes compared to 8,500 tonnes in the prior quarter.

PULP

December 2004 Quarter vs December 2003 Quarter

The Pulp segment generated negative EBITDA of $37.1 million on sales of $347.4 million for the quarter ended December 2004, compared to negative EBITDA of $13.4 million on sales of $298.8 million in the December 2003 quarter. The $48.6 million increase in sales was due to higher shipments partially offset by lower selling prices. The US $ reference price for NBSK declined by US $40 per tonne in North America and US $31 per tonne in Europe. The reference price for hardwood high yield pulp was down by US $20 per tonne. The stronger Canadian $, which averaged approximately 8% higher versus the US $, also negatively impacted the Company's realized selling prices. The net effect was a decrease in EBITDA of $15.9 million or $29 per tonne. The balance of the decline in EBITDA was attributable to significant production curtailments taken during the quarter, including relatively lengthy maintenance shutdowns at two of our mills in France. Total downtime in the quarter was 48,100 tonnes compared to 39,900 tonnes in the year ago quarter.

PAPER

                                                                                                                     Quarterly Results

December 2004 Quarter vs September 2004 Quarter

The Paper segment generated negative EBITDA of $0.6 million on sales of $232.5 million. This compares to negative EBITDA of $2.6 million on sales of $244.1 million in the prior quarter. Sales declined by $11.6 million as a result of lower selling prices and lower shipments. Although US $ reference prices for newsprint, coated paper and bleached board all increased, it was not sufficient to offset the stronger Canadian $, which averaged approximately 7% higher versus the US $. The net effect was a reduction in EBITDA of $7.0 million or $26 per tonne. The lower revenues was offset by a cost decrease of $7.1 million relating to the St. Francisville, Louisiana paper mill. The decrease was due to the weaker US $ versus the Canadian $. This facility provides a significant natural hedge against the negative impact of a stronger Canadian $.

PAPER

December 2004 Quarter vs December 2003 Quarter

The Paper segment generated negative EBITDA of $0.6 million on sales of $232.5 million. This compares to negative EBITDA of $2.1 million on sales of $221.9 million in the same quarter a year ago. The sales increase of $10.6 million was due to higher selling prices combined with a higher value sales mix i.e. more coated and specialty papers and less newsprint. Higher US $ reference prices were partially offset by a stronger Canadian $ which averaged approximately 8% higher versus the US $. The net effect was an increase of $6.1 million or $23 per tonne. The segment's performance was negatively impacted by a $5.7 million in increase in manufacturing costs at its three Canadian paper mills, primarily for freight and fiber. Higher US$ manufacturing costs at the St. Francisville paper mill were offset by the decline in the US $ versus the Canadian $.

FINANCIAL POSITION

Cash flow from operations before working capital changes for the first three months of fiscal 2005 was negative $21.0 million, a $148.8 million decline from the comparable period a year ago. The reduced cash flow is due primarily to a $122.6 million decline in proceeds from derivative financial instruments. In the year ago quarter, the Company had disposed of a substantial portion of its US $ currency contracts to fund the acquisition of three sawmills. For the quarter ended December 2004, non-cash working capital items generated $12.5 million, as compared to $9.2 million generated by the same items in the prior year. Working capital items at year end included a temporary investment of $21.9 million related to 665,000 common shares of Riverside Forest Products acquired at a cost of $32.93 per share. During the December 2004 quarter, theses shares were sold for $40.00 per share, generating a gain of $4.6 million. After allowing for net fixed asset additions of $33.1 million, "free cash flow" was negative $54.1 million versus a positive amount of $104.8 million a year ago. The Company defines free cash flow as "cash provided by operating activities before changes in non-cash working capital balances less net fixed asset additions".

In response to relatively low EBITDA brought on by challenging market conditions, the stronger Canadian $ and significant export duties on lumber shipped to the US, the Company has continued to curtail capital expenditures. During the quarter, net fixed asset additions totalled $33.1 million compared to $23.0 million in the prior year. The amount spent is equal to 58% of fixed asset depreciation and 4% of sales.

During the December 2004 quarter, the Company purchased and cancelled 244,700 shares at a total cost of $1.9 million. As the average price paid was less than the average issue price at September 25, 2004, a purchase discount of $0.5 million was credited to contributed surplus. Pursuant to its normal course issuer bid, the Company may repurchase an additional 4,048,346 shares to October 18, 2005. In light of relatively low margins and the Company's focus on maximizing liquidity, it is unlikely that additional share repurchases will occur in the upcoming quarters.

FINANCIAL POSITION

Net debt to total capitalization stood at 49.0% at December 2004, an increase from 48.3% as at the date of the last audited financial statements. During the quarter, debt increased by $13.3 million in relation to the Company's proportionate share of the Temlam joint venture debt. The funds are being used to construct a laminated veneer lumber facility in Amos, Quebec. As part of its long-term strategy, Tembec has resolved to maintain its percentage of net debt to total capital at 40% or less. A sustained improvement in the pricing levels of the Company's main products or a satisfactory resolution of the lumber trade dispute, including refund of deposits, will be required before reductions can be achieved. The higher leverage continues to put pressure on the Company's various credit ratings. In December, S&P lowered its long-term corporate credit and senior unsecured debt ratings from BB- (negative outlook) to B (stable outlook). In January 2005, Moody's reduced its senior implied, senior unsecured and issuer ratings from Ba3 (negative outlook) to B2 (stable outlook).

At the end of December 2004, Tembec had cash, temporary investments and derivative financial instruments of $176.1 million plus unused operating lines of $238.0 million. At the date of the last audited financial statements, the Company had cash, temporary investments and derivative financial instruments of $206.3 million and unused operating lines of $253.8 million.

The following table summarizes availability by major area:

The Company currently has in place a $140.0 million committed 364-day facility renewable in March 2005. The Company is in the process of renewing this facility. It is confident it will be able to obtain renewal approval or secure alternate credit on similar terms and conditions.

FINANCIAL PERFORMANCE & OTHER DATA

In summary, the interim financial results reflect the significant decline in Forest Products and Pulp segment profitability. In the case of Forest Products, the reduction was anticipated based on the historical seasonality of the lumber business. The decline in pulp prices was more severe than anticipated. However, they have since largely recovered and we anticipate further increases as the year progresses. The stronger Canadian $ combined with lumber export duties continue to negatively impact our financial performance. As well, increases to other commodities, primarily energy, are leading to increased manufacturing costs. The Company is confident that these increases will lead to higher selling prices for its own products as demand improves. Until then, the Company is maintaining a defensive approach, including the restriction of capital expenditures. The Company is focused on controlling costs and maintaining liquidity.

CONSOLIDATED BALANCE SHEETS

(unaudited) (in millions of dollars)

Dec. 25, 2004	Sept. 25, 2004 (Restated)	Dec. 27, 2003 (Restated)
Assets			
Current Assets:			
Cash and cash equivalents	**$ 54.8**	$ 70.1	$ 107.1
Temporary investments	**19.6**	21.9	-
Derivative financial instruments	**81.7**	82.2	63.6
Accounts receivable	**459.6**	464.5	416.6
Inventories	**580.6**	569.4	572.7
Prepaid expenses	**22.0**	21.5	17.8
	1,218.3	1,229.6	1,177.8
Derivative financial instruments	**20.0**	32.1	68.3
Investments	**20.9**	22.1	55.2
Fixed assets	**2,368.1**	2,401.6	2,460.6
Other assets	**119.8**	119.1	117.0
Future income taxes	**83.4**	88.5	104.8
Goodwill	**26.4**	28.9	26.4
	$ 3,856.9	$ 3,921.9	$ 4,010.1
Liabilities and Shareholders' Equity			
Current Liabilities:			
Operating bank loans	**$ 93.5**	$ 73.9	$ 27.3
Accounts payable and accrued charges	**539.2**	520.7	475.1
Current portion of deferred gain on foreign exchange contracts	**95.8**	117.9	159.6
Current portion of long-term debt (note 4)	**7.5**	9.4	28.2
	736.0	721.9	690.2
Long-term debt (note 4)	**1,568.7**	1,608.0	1,644.1
Deferred gain on foreign exchange contracts	**17.9**	38.4	110.0
Other long-term liabilities and credits	**137.0**	136.2	125.3
Future income taxes	**173.4**	191.1	197.0
Minority interest	**5.3**	5.3	7.2
Redeemable preferred shares	**25.7**	25.7	25.7
Shareholders' equity:			
Share capital (note 5)	**837.6**	839.3	839.5
Cumulative exchange translation of foreign subsidiaries	**(3.0)**	(3.0)	(3.0)
Retained earnings	**358.3**	359.0	374.1
	1,192.9	1,195.3	1,210.6
	$ 3,856.9	$ 3,921.9	$ 4,010.1

CONSOLIDATED STATEMENTS OF OPERATIONS

Quarters ended December 25, 2004 and December 27, 2003
(unaudited) (in millions of dollars, unless otherwise noted)
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Quarters ended December 25, 2004 and December 27, 2003
(unaudited) (in millions of dollars)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Quarters ended December 25, 2004 and December 27, 2003
(unaudited) (in millions of dollars)

Quarters	
	2004	2003
Cash flows from operating activities:		
Net earnings (loss)	**$ (0.7)**	$ 52.1
Adjustments for:		
Depreciation and amortization	**59.7**	57.7
Amortization of deferred financing costs	**1.3**	1.3
Exchange gain on long-term debt	**(54.6)**	(55.0)
Amortization of deferred gain on foreign exchange contracts	**(42.6)**	(36.0)
Derivative financial instruments gain	**(19.2)**	(62.9)
Proceeds on sale of derivative financial instruments	**31.8**	154.4
Gain on consolidation of foreign integrated subsidiaries	**(0.8)**	(1.5)
Future income taxes	**(13.4)**	15.5
Unusual item (note 7)	**20.3**	-
Other	**(2.8)**	2.2
	(21.0)	127.8
Changes in non-cash working capital:		
Temporary investments	**2.3**	26.7
Accounts receivable	**20.8**	32.6
Inventories	**(8.5)**	(56.9)
Prepaid expenses	**0.4**	(2.7)
Accounts payable and accrued charges	**(2.5)**	9.5
	12.5	9.2
	(8.5)	137.0
Cash flows from investing activities:		
Acquisition of businesses, net of disposals (note 2)	-	(94.0)
Additions to fixed assets, net of disposals	**(33.1)**	(23.0)
Acquisition of investments, net of disposals	**1.0**	0.7
Other	**(6.0)**	(0.6)
	(38.1)	(116.9)
Cash flows from financing activities:		
Issue (repurchase) of common shares, net of expenses	**(1.9)**	-
Increase in long-term debt	**15.7**	0.6
Repayment of long-term debt	**(2.2)**	(0.9)
Increase (decrease) in other long-term liabilities	**(0.2)**	(0.7)
Other	**(0.8)**	3.1
	10.6	2.1
Foreign exchange gain on cash and cash equivalents held in foreign currencies	**1.1**	0.4
Net increase (decrease) in cash and cash equivalents	**(34.9)**	22.6
Cash and cash equivalents, net of operating bank loans, beginning of period	**(3.8)**	57.2
Cash and cash equivalents, net of operating bank loans, end of period	**$ (38.7)**	$ 79.8
Supplemental information:		
Interest paid	**$ 1.7**	$ 1.5
Income taxes paid	**$ 2.5**	$ 1.8

CONSOLIDATED BUSINESS SEGMENT INFORMATION

Quarters ended December 25, 2004 and December 27, 2003
(unaudited) (in millions of dollars)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

  Significant accounting policies

Basis of presentation

These unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies and methods as the most recent audited consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements for the year ended September 25, 2004.

Changes in accounting policies

Effective September 26, 2004, the Company adopted retroactively with restatement the new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook Section 3110 with respect to asset retirement obligations. These recommendations require entities to record a liability at fair value, in the period in which a legal obligation associated with the retirement of an asset is incurred. The associated costs are capitalized as part of the carrying value of the related asset and depreciated over its remaining useful life. The liability is accreted using a credit adjusted risk free interest rate. For such assets, a liability will be initially recognized in the period in which sufficient information exists to estimate a range of possible settlement dates. For the Company, asset retirement obligations in connection with the adoption of CICA Handbook Section 3110 were primarily related to landfill capping obligations. The adoption of CICA Handbook Section 3110 has decreased the September 25, 2004 retained earnings by $1.4 million, increased net fixed assets by $1.1 million, decreased future income taxes by $0.7 million and increased liabilities by $3.2 million.

Effective October 1st, 2003, the CICA introduced new recommendations under CICA Handbook Section 1100 for the application of Generally Accepted Accounting Principles (GAAP), which, among other things, provides guidance on alternate sources to consult with when an issue is not specifically addressed by Canadian GAAP. Previously, the Company, along with others in the Forest Industry, presented sales net of shipping, handling costs and countervailing and anti-dumping duties. As a result of applying this new standard, the Company has removed its reference to gross and net sales.

Effective September 28, 2003, the Company adopted prospectively, without restatement, the new recommendations of CICA Handbook Section 3870 with respect to stock-based compensation plans. These recommendations require the use of a fair-value based approach to accounting for stock-based compensation awards granted to employees. The Company has recorded an expense for stock-based compensation plans since September 28, 2003 and has provided the required pro forma disclosures for issuances from September 30, 2001 to September 27, 2003 in the notes of these financial statements.

Effective September 28, 2003, the Company adopted the new recommendations of CICA Handbook Section 3063 with respect to the impairment of long-lived assets. These recommendations provide accounting guidance for the determination of long-lived asset impairment as well as recognition, measurement and disclosure of the impairment. The work conducted at September 25, 2004 did not indicate impairment of long-lived assets.

Effective September 28, 2003, the Company applied the accounting treatment prescribed by Emerging Issues Committee ("EIC") EIC-128 of the CICA Handbook with respect to the accounting for trading, speculative or non-hedging derivative financial instruments. The abstract addresses the accounting treatment for derivative financial instruments that do not qualify for hedge accounting. The financial statements prospectively account for derivative financial instruments on a mark to market valuation basis and the deferred gain recognized at the beginning of the fiscal year is being amortized into earnings based on the original maturity dates of the derivative financial instruments. As a result of applying EIC-128 of the CICA Handbook, the Company recognized a deferred gain of $223.4 million relating to derivative financial instruments that were outstanding at September 28, 2003 and the same amount was also recognized as an asset on the balance sheet.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

  Significant accounting policies (cont.)

  Business of the Company

  The Company operates an integrated forest products business. Prior to the December 2004 quarter, the Company consisted of five reportable business segments: Forest Products, Pulp, Paper, Paperboard and Chemicals. Due to recent organizational and reporting changes, the Paper and Paperboard segments have been regrouped under Paper. Comparative figures for prior periods have been reclassified to conform with the new segment presentation. The performance of each segment is evaluated by the management of the Company against short-term and long-term financial objectives as well as environmental and other key criteria. The Forest Products segment consists primarily of forest and sawmill operations, which produce lumber and building materials. The Pulp segment includes the manufacturing and marketing activities of a number of different types of pulps. The Paper segment consists primarily of production and sales of newsprint, coated papers and bleached board. The Chemical and other products segment consists primarily of the transformation and sale of resins and pulp by-products. Intersegment transfers of wood chips, pulp and other services are recorded at transfer prices agreed to by the parties, which are intended to approximate fair market value. The accounting policies used in these business segments are the same as those described in the annual audited consolidated financial statements.

  Acquisitions and Business Combinations

Fiscal 2004

On October 28, 2003, the Company acquired all of the assets of BTLSR Toledo Inc ("BTLSR") a custom manufacturer of spray-dried powdered resins located in Toledo, Ohio (USA). Depending on the financial results of BTLSR, the seller is entitled to a maximum Contingent Value Right (CVR) payment, over the five-year period following the sale, of US $3.0 million (Canadian $3.7 million).

On November 3, 2003, the Company acquired the assets of two sawmills located in La Sarre and Senneterre
("La Sarre Senneterre"), Quebec from Nexfor Inc.

On December 15, 2003, the Company acquired the assets of a sawmill located in Chapleau ("Chapleau"), Ontario from Weyerhaeuser Company Limited.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

  Acquisitions and Business Combinations (cont.)

  Details of the acquisitions are as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

  Commitments and contingencies

  Countervailing and antidumping duties

  In response to the expiration of the Softwood Lumber Agreement, a number of industry groups in the United States filed petitions with the U.S. Department of Commerce ("USDOC") and the U.S. International Trade Commission ("USITC) alleging unfair trade practices by the Canadian softwood lumber industry. These petitions proposed that certain softwood lumber exports from Canada to the United States be charged with countervailing and antidumping duties.

  Countervailing duty

  Effective May 22, 2002, the Company has been subject to a countervailing duty of 18.79%. A charge of $18.2 million was incurred during Fiscal 2002 relating to lumber shipments to the U.S. between May 22 and September 28, 2002. A charge of $49.7 million was incurred relating to lumber shipments to the US between September 29, 2002 and September 27, 2003. A charge of $68.3 million was incurred relating to lumber shipment to the U.S. between September 28, 2003 and September 25, 2004. During the December 2004 quarter, a charge of $14.8 million was incurred relating to lumber shipments to the U.S. between September 26, 2004 and December 25, 2004. The Company is currently remitting cash deposits to cover the applicable duty.

  On December 20, 2004, the USDOC reduced the countervailing duty deposit rate to 17.18%. Accordingly, the Company will adjust its future cash deposits.

  Antidumping duty

  Effective May 22, 2002, the Company has been subject to an average antidumping duty of 10.21%. A charge of $10.1 million was incurred during Fiscal 2002 relating to lumber shipments to the U.S. between May 22 and September 28, 2002. A charge of $31.5 million was incurred relating to lumber shipments to the U.S. between September 29, 2002 and September 27, 2003. A charge of $43.1 million was incurred relating to lumber shipment to the U.S. between September 28, 2003 and September 25, 2004. During the December 2004 quarter, a charge of $8.4 million was incurred relating to lumber shipments to the U.S. between September 26, 2004 and December 25, 2004. The Company is currently remitting cash deposits to cover the applicable duty.

  On December 20, 2004, the USDOC increased the antidumping duty deposit to 10.59%. Accordingly, the Company will adjust its future cash deposits.

  The final amount of countervailing and antidumping duties that may be assessed on Canadian softwood lumber exports to the U.S. cannot be determined at this time.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

  Commitments and contingencies (cont.)

The following table summarizes the quarterly impact of the aforementioned duties on the Company's financial results:

  Long-term debt

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

  Share capital

  In October 2004, the Company extended its normal course issuer bid allowing it to repurchase for cancellation up to 4,293,046 common shares (2003 - 4,290,896) (approximately 5% of outstanding shares). During the December 2004 quarter, 244,700 shares were repurchased under the plan.

  The following table provides the reconciliation between basic and diluted earnings (loss) per share:

  The diluted loss per share is the same as the basic loss per share as the dilutive factors result in a decrease in the loss per share.

  Under the Long-Term Incentive Plan, the Company may, from time to time, grant options to its employees. The plan provides for the issuance of common shares at an exercise price equal to the market price of the Company's common shares on the date of the grant. These options vest over a five-year period and expire ten years from the date of issue.

  The Company applied the settlement-based method of accounting for stock-based compensation awards granted to employees prior to September 28, 2003. Under this method, no compensation expense was recorded over the vesting period of these options. In accordance with Section 3870 of the CICA Handbook, the following pro forma disclosures present the effect on earnings (loss) per share had the fair value-based method been chosen between September 29, 2001 and September 27, 2003.

  During the December 2004 quarter, the Company granted 283,945 stock options at $7.77 (2003&nbs;– 257,457 stock options at $7.79). The compensation expense amounted to $0.2 million (2003 – 0.1 million).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

  Share capital (cont.)

  The fair value of options granted since the beginning of the fiscal years was estimated on the date of grant using the Black & Scholes option-pricing model with the following assumptions:

  The following table summarizes the changes in options outstanding and the impact on weighted average per share exercise price during the period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

  Interest, foreign exchange, and other

  Unusual item

  During the December 2004 quarter, as a result of a major restructuring of its sawmills in North Eastern Ontario, the Company recorded a non-cash charge of $15.5 million relating to the reduction of the carrying value of the fixed and other assets of two sawmills that will be permanently closed. Employee severance and other closure costs amounting to $4.8 million were also recorded. Nothing was paid during the quarter ended December 25, 2004 with respect to these costs. The after-tax effect of theses charges was $14.2 million or $0.17 per share.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

  Income Taxes

  Employee Future Benefits

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of dollars, unless otherwise noted)

  EBITDA

  EBITDA is defined as earnings before interest, income taxes, depreciation and amortization and other non-operating expenses. On a consolidated basis, the Company believes that it is a useful indicator of its ability to generate funds to meet debt service and capital expenditure requirements. EBITDA is not intended as an alternative measure of cash flows from operating activities as determined in accordance with Canadian GAAP. Because EBITDA may not be calculated identically by all companies, the presentation in the Company's financial statements may not be directly comparable to similarly titled measures of other companies. The reconciliation of cash flows from operating activities as determined in accordance with Canadian GAAP to EBITDA is summarized as follows:

  In addition, the Company also uses EBITDA internally to evaluate the financial and operating performance of its reportable segments and individual business units. The Company believes that it is a useful indicator of profitability of its business segments and individual business units. Segmented EBITDA is equivalent to operating earnings prior to the deduction of depreciation and amortization expense. The various components are outlined in the consolidated business segment information.

  Comparative figures

  Certain comparative figures have been reclassified to conform with the financial statement presentation adopted.

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, Frank A. Dottori, President and Chief Executive Officer of Tembec Inc., certify that:

  I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Tembec Inc., (the issuer) for the interim period ending December 25, 2004;

  Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

  Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: January 20, 2005

(S) FRANK A. DOTTORI
Frank A. Dottori
President and Chief Executive Officer

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, Michel Dumas, Executive Vice President, Finance and Chief Financial Officer of Tembec Inc., certify that:

  I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Tembec Inc., (the issuer) for the interim period ending December 25, 2004;

  Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

  Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: January 20, 2005

(S) MICHEL DUMAS
Michel Dumas
Executive Vice President, Finance and Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEMBEC INC.

signed: Claude Imbeau___________________
Claude Imbeau
Vice-President, General Counsel and Secretary

Date: January 21, 2005